UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sunrise Telecom Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86769Y 10 5 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86769Y 10 5	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul A. Marshall

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 11,847,793 6. Shared Voting Power 0 7. Sole Dispositive Power 11,847,793 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,847,793

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 23.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 86769Y 10 5	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Sunrise Telecom Incorporated

(b)	Address of Issuer’s Principal Executive Offices:

302 Enzo Drive, San Jose, California 95138

Item 2.

(a)	Name of Person Filing:

Paul A. Marshall

(b)	Address of Principal Business Office or, if none, Residence:

302 Enzo Drive, San Jose, California 95138

(c)	Citizenship:

USA

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

86769Y 10 5

Item	3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

          Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 86769Y 10 5	13G	Page 4 of 5 Pages

Item 4.    Ownership.

(a)	Amount beneficially owned:

11,847,793 shares1

(b)	Percent of class:

23.9%2

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

11,847,793

(ii)	Shared power to vote or to direct the vote

–0–

(iii)	Sole power to dispose or to direct the disposition of

11,847,793

(iv)	Shared power to dispose or to direct the disposition of

–0–

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

[1]	Includes 63,333 shares issuable upon the exercise of outstanding stock options exercisable within 60 days of December 31, 2002.
[2]	Based on 49,477,609 shares of the Issuer’s common stock outstanding as of December 31, 2002.

CUSIP No. 86769Y 10 5	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003 Date

/s/ PAUL A. MARSHALL Signature

Paul A. Marshall Vice President Marketing & Chief Operating Officer Name/Title